

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2012

<u>Via US Mail</u>
Fengrui Yue
President
Ya Zhu Silk, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Ya Zhu Silk, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed June 8, 2012**
> **File No. 333-155486**

Dear Mr. Yue:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Background to Agreements, page 4

1. We note your response to comment 3 in our letter dated March 28, 2012. Please revise your disclosure to include at the beginning of the Form 8-K the disclosure you provide in your MD&A related to the transactions contemplated under the Share Exchange Agreement, VIE agreements and the Kunekt Asset Purchase Agreement. Please specifically discuss the three transactions. Additionally, please discuss that the transactions contemplated under these agreements are intertwined as a series of transactions that were initially contemplated by Mark Bruk and Kunekt Corporation, but due to the temporary cease trade order issued against Kunekt Corporation by the British Columbia Securities Commission, Mr. Bruk and Kunekt Corporation are attempting to complete the share exchange transactions with AMS-INT Asia Limited through the public shell Ya Zhu Silk, which also includes an asset purchase agreement with Kunekt

Corporation, followed by a name change to Kunekt Mobile Solutions Asia Ltd. We note your disclosure on page 10 of the Form 10-Q filed on May 23, 2012. We also note your disclosure on page 44 of the Form 8-K/A filed on June 8, 2012, that the Kunekt Asset Purchase Agreement has no connection with the reverse acquisition with Ya Zhu Silk and AMS and the VIE business combination transactions. Please clarify this disclosure given it appears all three transactions are intertwined as one.

2. We note your response to comment 4 in our letter dated March 28, 2012, including the organizational chart provided on page 10. However, we note you did not fully comply with our comment. For instance, your corporate structure chart does not clearly show operations inside and outside China, include the full company names along with the shortened names, major shareholders and/or officers and directors, country of incorporation and holding or operational company status, as the case may be, within the chart. Further, we note you did not provide disclosure in the 8-K discussing the main principals and contributors of these entities, including this disclosure in your organizational chart. Please revise.

3. We note your responses to comments 5 and 15 in our letter dated March 28, 2012; however, we note you did not fully comply with our comment by including the disclosure provided in your response letter in the Form 8-K itself. Please revise to include the information you provided in response to comments 5 and 15 in the Form 8-K. Additionally, as noted in our comment 5 in our letter dated March 28, 2012, revise your disclosure in the Form 8-K to discuss the temporary cease trade order issued against Kunekt and the effect it has on all agreements entered into by Ya Zhu and all parties subject to the master agreement, including discussion of the asset purchase agreement with Kunekt. If applicable, provide appropriate risk factor disclosure also.

    With respect to the temporary cease trade order issued by the British Columbia Securities Commission against Kunekt Corporation, provide the following disclosure in the 8-K:

    - the date of the order;
    - the partie(s) to the order;
    - the securities violations;
    - the facts underlying the securities violations outlined in the order; and
    - the sanctions imposed.

4. We note your response to comment 6 in our letter dated March 28, 2012. Revise your disclosure throughout the Form 8-K to identify the "Subscriber" to the subscription agreement for 40,000 common shares to be issued as Everona Limited. Discuss any material relationships Everona Limited has with any parties to the share exchange and master amending agreements.

Share Exchange Agreements, page 4

5. We note your response to comment 11 in our letter dated March 28, 2012. Please revise your disclosure in the Form 8-K to note all common shares currently issued and outstanding to Yue and Li pursuant to the share exchange agreements. Please also update your beneficial ownership table to reflect all share issuances to the parties to the share exchange agreements.

6. We note your response to comment 12 in our letter dated March 28, 2012. Please revise your disclosure to discuss the potential maximum ownership percentage Yue and Li will have in the publicly reporting entity if the maximum number of shares are issued to each party pursuant to the share exchange agreement.

7. We note your response to comment 13 in our letter dated March 28, 2012. Please include the tabular disclosure provided in response to our comment in the Form 8-K itself.

Purchase of Kunekt Assets, page 6

8. We note your response to comment 16 in our letter dated March 28, 2012. Please include the disclosure provided in response to our comment in the Form 8-K itself.

Subscription Agreement, page 6

9. We note your responses to comments 17-19 in our letter dated March 28, 2012. Please include all of the disclosure provided in response to these comments in the Form 8-K itself.

Registration Rights, page 7

10. We note your response to comment 20 in our letter dated March 28, 2012. Please include the disclosure provided in response to our comment in the Form 8-K itself. In addition, discuss whether any penalty payments have been received by any parties to the agreement pursuant to the penalty provision of the registration rights agreements. We note your disclosure provided in response to our comment that each of the parties to the agreement are entitled to receive the penalty payments of 1.5% of the deemed value of the shares per month if the shares are not registered within 120 days of December 31, 2011. If no, please discuss why no penalty payments have been paid to date.

11. We note your response to comment 21 in our letter dated March 28, 2012. Please clarify your statement in your response letter that the resale restrictions of Rule 144(i) will not impact your duties under the registration rights agreement because Rule 144(i) is not available to your shareholders.

Business, page 9

AMS, page 17

12. We note your response to comment 22 in our letter dated March 28, 2012. Please include the disclosure provided in response to our comment in the Form 8-K itself.

Intellectual Properties, page 24

13. We note your response to comment 38 in our letter dated March 28, 2012. Please include the disclosure provided in response to our comment in the Form 8-K itself. In addition, discuss the current status of trademark application in the Form 8-K.

Risk Factors, page 28

14. We note from your response to comment 8 in our letter dated March 28, 2012 that your lead person responsible for preparing your financial statements has many years of experience in working with other US public companies but does not hold a designation. It also appears that you rely on outside firms to ensure that your financial statements comply with U.S. GAAP. Based on your response, we believe that you do not have accounting personnel with sufficient experience in maintaining your books and records and preparing financial statements in accordance with U.S. GAAP. Please include a risk factor to describe your requirements to maintain an effective system of internal control over financial reporting and pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and Item 308 of Regulation S-K to annually furnish a report by your management on your internal control over financial reporting. You should also describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include your books and records being maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP not having knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Management's Discussion and Analysis of Financial Conditions and Results of Operations, page 43

15. Please update your MD&A disclosure to also reflect the period ended March 31, 2012.

AMS-INT Asia Limited and Subsidiaries, page 33

Liquidity and Capital Resources, page 34

16. We note your response to comment 55 in our letter dated March 28, 2012; however, note that you did not comply with the comment. Thus, we reissue our comment. Please discuss the significant increase in funds advanced from related parties of AMS. Disclose the amount of funds advanced and identify the related parties involved.

Security Ownership of Certain Beneficial Owners and Management, page 43

17. Please refer to our prior comment 5. Please revise your beneficial ownership table to reflect all share issuances to parties subject to the share exchange agreements.

18. We note your response to comment 58 in our letter dated March 28, 2012. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares beneficially held by Ya Zhu.

Financial Statements
AMS-INT Asia Limited and Subsidiaries
 Note 1 Organization and description of business

19. We note from the disclosure of your basis for consolidation that you entered into voting rights agreements between AMS and the shareholders of the VIEs, on June 28, 2011. Tell how us how you determined that you have a controlling financial interest in the VIEs through the voting rights agreement. In your response tell us how you evaluated the criteria in ASC 810-10-25-38A in determining whether you have the power to direct the activities of the VIEs that most significantly impact the VIEs' economic performance, the obligation to absorb the VIEs' losses that could be significant to the VIEs and the right to receive benefits from the VIEs. In addition, please explain the basis for consolidation for periods prior to the date you entered into the voting agreements.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Victor Dudas, Esq.